Branch 18
811-01474
(AIM Stock Fund)

40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

05003825

January 12, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **Respondents' Original Answer to Statement of Claim**, **Respondents' Request for Arbitrators with Subject Matter knowledge**, and **Respondents' Uniform Submission Agreement** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\DTI Financial Inc\NASD Arbitration\Corr\L-011205SEC.doc
L-011205 (1) vtt

THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
DIVISION OF ARBITRATION

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**NASD Dispute**
v.	§	**Resolution Arbitration**
	§	**Case No. 04-02421**
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP INC.,	§	
	§	
Respondents.	§	

ORIGINAL ANSWER TO STATEMENT OF CLAIMS

Pursuant to Rule 10314(b) of the NASD Code of Arbitration Procedure, Respondents A I M Distributors, Inc. ("ADI") and A I M Management Group Inc. (collectively "AIM"), submit this Original Answer to Statement of Claims.

I. INTRODUCTION AND STATEMENT OF POSITION

DTI Financial, Inc. ("DTI") is a former broker-dealer that sold AIM funds. Prior to June 1992, DTI maintained written agreements with AIM whereby DTI received certain fees in accordance with Rule 12b-1 under the Investment Company Act of 1940 (hereinafter "12b-1 fees"). However, in 1992, DTI disappeared for close to a decade following the incarceration of its principal. DTI has now reappeared and claims to be owed 12b-1 fees for those years where it was absentee. For multiple reasons, AIM is not liable to DTI in this matter.

A. DTI LACKS STANDING

Initially, DTI's claims fail as a matter of law because DTI lacks standing to bring those claims. By its own admissions, in 1992, DTI (unknown to AIM) assigned its right to any allegedly owed 12b-1 fees to Victorson Associates, Inc. Indeed, in 2001, DTI assigned the rights to that same entity for a second time. Any claims for 12b-1 fees allegedly owed by AIM no longer belong to DTI. Accordingly, DTI's claim fail as a matter of law and should be dismissed.

B. DTI'S CLAIMS RELATED TO 12B-1 FEES FAIL AS A MATTER OF LAW

Even if DTI is deemed to have standing to bring claims for 12b-1 fees allegedly owed by AIM, those claims are hollow and without merit. The written broker-dealer agreements between AIM and DTI – the contracts governing and allowing for 12b-1 fees to be paid to DTI – were terminated long ago for various reasons:

- Under the terms of the broker-dealer agreements – and, importantly, pursuant to the restrictions contained within the Investment Company Act of 1940 – any assignment of the broker-dealer agreements by DTI resulted in automatic termination of the agreements. As noted above, DTI admits that it assigned its broker-dealer agreements in 1992.
- In 1992, DTI's principal, Mr. Deepak Gulati ("Gulati"), was convicted and incarcerated for perpetuating a large "Ponzi-scheme" against hundreds of unknowing investors. AIM was not informed of this development. In early 1993, during Gulati's incarceration, AIM asked DTI on several occasions to execute revised broker-dealer agreements. In those requests, AIM warned that failure to execute the new agreements would result in AIM being unable to pay 12b-1 fees. DTI failed to respond or execute the new broker-dealer agreements. Accordingly, DTI's broker-dealer agreements with AIM were terminated.
- Upon information and belief, DTI's membership with the NASD was cancelled in July 1992 for violating the rules and regulations of the NASD. Accordingly, based upon DTI's expulsion from the NASD, the broker-dealer agreements terminated automatically.

Without a written broker-dealer agreement in place, AIM was not obligated to – and legally could not under the Investment Company Act of 1940 – pay 12b-1 fees to DTI. Consequently, any claims by DTI for unpaid 12b-1 fees since 1992 fails as a matter of law.

C. DTI'S ADDITIONAL CLAIMS FAILS AS A MATTER OF LAW

DTI's additional claims – based generally upon vague, unsubstantiated allegations that AIM somehow misappropriated DTI's confidential information – are equally as hollow and without merit. DTI's customers were, and are, AIM's customers. These customers voluntarily provide information to AIM and its affiliates in their relationship with AIM and its affiliates . In contrast to DTI's allegations, nothing about this information is confidential or constitutes a trade-secret of DTI.

Furthermore, it is apparent from DTI's own admissions that DTI has not been engaged in the brokerage business since June 1992. Any equitable claim that DTI has not been paid for the work it performed during the years 1992 through 2001 (or that AIM has been unjustly enriched for this work) is groundless – DTI has not performed any work to benefit AIM or the AIM funds during those years. Additionally, DTI likely received some consideration for assigning its 12b-1 fees in 1992 (and again in 2001) – representing payment for those 12b-1 fees.

Finally, AIM conducted itself pursuant to industry standards, followed all rules and regulations implicated by its former relationship with DTI, and did nothing to harm DTI. Any damages suffered by DTI are not due to any wrongdoing of AIM. Rather, any damages suffered by DTI are due to its poor management, lack of oversight and failure to communicate with AIM.

II. BACKGROUND AND ARGUMENT

ADI is the principal underwriter for a mutual fund complex that markets its mutual funds through contracted broker-dealers. DTI was, at one time, one of those contracted broker-dealers. In August of 1987, DTI entered into broker-dealer agreements with ADI to perform various distribution and shareholder servicing activities in exchange for 12b-1 fees (collectively, the "Agreements"). (*See* Selected Dealer Agreements, attached as Exhibit A; Dealer Assistance Agreements, attached as Exhibit B.)

A. DTI LACKS STANDING

DTI's claims fail as a matter of law because DTI lacks standing and/or capacity to bring those claims.

1. DTI Lacks Standing Due to Its 1992 Assignment

By its own admission, DTI stopped its retail brokerage business in June 1992 and assigned its alleged right to 12b-1 fees under the Agreements to Victorson Associates, Inc. (*See* Statement of Claim at p. 4; Statement of Claim at Exhibit C (attaching March 3, 1992, Correspondence from Gulati to Mr. John Caldwell); and, February 20, 2002, Correspondence from Mr. Mark Stashower to Mr. Mike Cemo, attached as Exhibit C.) Accordingly, assuming *arguendo* that these assignments were effective, any claim for 12b-1 fees alleged to be owed since June 1992 currently belongs to Victorson Associates, Inc., not DTI.

2. DTI Lacks Standing Due to Its 2001 Assignment

Indeed, for good measure, DTI again assigned all of its alleged rights to 12b-1 fees under the Agreements a second time. On or around May 7, 2001, AIM received communications from Mr. Gary Victorson ("Victorson") with Advanced Planning Securities, Inc. ("Advanced Planning") – a broker-dealer that signed broker-dealer agreements with AIM in 1995. Victorson indicated that he was taking over the former DTI accounts and asked that AIM transfer those accounts to Advanced Planning. Importantly, Advanced Planning maintained a then-ongoing, written broker-dealer agreements with AIM providing for the payment of 12b-1 fees to Advanced Planning.

In support of his request, Victorson provided a letter agreement between DTI and himself where DTI transferred all of its accounts in mutual funds (as well as all past 12b-1 fees and commissions earned on these accounts) to Victorson as a representative of Advanced Planning. (*See* Correspondence from Mr. Gary Victorson to DTI Financial, Inc., attached as Exhibit D.)

The correspondence noted that DTI was assigning all past 12b-1 fees to Victorson:

> This letter is to confirm our discussion earlier today in regards to the mutual fund held by DTI Financial, Inc.
>
> This is to confirm the acceptance of these accounts and all past 12b-1 fees and commissions outstanding. All outstanding fees and commissions will be paid to Gary Victorson of Advanced Planning Securities, Inc.

(*Id.*, emphasis added). Based upon this correspondence, DTI – for a second time – assigned any right to the 12b-1 fees allegedly owed by AIM. Again, assuming *arguendo* that these assignments were effective, any amounts allegedly owed for 12b-1 fees since June 1992 currently belong to Victorson and/or Advanced Planning, not DTI.

3. DTI Lacks Standing/Capacity Because It Forfeited Its Corporate Existence

Finally, based upon information and belief, DTI appears to have forfeited its corporate existence (to the extent that such corporate structure ever existed) and ceased to be an active corporate entity (in either Texas or New York) capable of bringing this matter. Accordingly, DTI lacks the standing and/or capacity to bring its claims in this matter.

B. DTI'S CLAIMS FAIL AS A MATTER OF LAW

If DTI is deemed to have standing/capacity to bring its asserted claims, those claims are nevertheless hollow and without merit based upon DTI's acts and/or omissions. Rule 12b-1 requires a written agreement for the payment of 12b-1 fees. As shown herein, DTI's actions terminated the written Agreements that provided for paying these fees. Therefore, DTI's alleged right to receive 12b-1 fees were also terminated.

1. DTI's 1992 Assignment Terminated the Agreements

As noted above, DTI assigned its Agreements on June 30, 1992, to Victorson Associates, Inc. (*See* Statement of Claim at p. 4; Statement of Claim at Exhibit C (attaching March 3, 1992, Correspondence from Gulati to Mr. John Caldwell); and, Exhibit C, February 20, 2002,

Correspondence from Mr. Mark Stashower to Mr. Mike Cemo.) However, the Dealer Assistance Agreements, governing the payment of fees to DTI, terminated automatically according to its terms in the event of assignment. (Exhibit B, Dealer Assistance Agreements at 10 ("[the Agreements] shall terminate automatically in the event of assignment as that term is defined in the Investment Company Act of 1940").) Indeed, Rule 12b-1 under the Investment Company Act of 1940 mandates that assignment of a broker-dealer agreement regarding 12b-1 fees automatically terminate the agreement. (*See* 17 CFR § 270.12b-1(b)(3)(IV)(B).) Accordingly, by the assignment in June 1992, the Agreements were terminated and DTI has no claim to any subsequent 12b-1 fees. Rule 12b-1 also prohibits paying 12b-1 fees unless supported by a written agreement. (*Id.*) Therefore, AIM is legally prohibited from paying DTI any 12b-1 fees.

2. DTI Disappeared and Failed to Notify AIM

According to representations from DTI, in December of 1990, DTI relocated its offices. However, DTI never notified AIM of its move or the apparent need to forward notices and/or correspondence to a new address. In compliance with the Agreements, AIM continued to mail all notices and correspondence to the DTI address in the Agreements. (*See* Exhibit B, ¶ 11; "Any notice to you shall be duly given if mailed or telegraphed to you at the address specified by you below.") Indeed, following 1990, AIM continued to mail DTI's 12b-1 fees and/or correspondence to DTI at the DTI address in the Agreements. However, prior to 2001, DTI never complained about failing to receive correspondence and/or its 12b-1 fees.

3. Unknown to AIM, DTI's Principal Went to Jail

On October 28, 1992, Gulati, the principal of DTI, was incarcerated for federal mail fraud related to a "Ponzi-scheme" he had led in New York state that resulted in investor losses of more than $3,000,000. (*See Gulati v. United States of America*, 1995 WL 234716 (S.D.N.Y. 1995) (containing summary of Gulati's conviction and sentencing), attached as Exhibit E.)

According to court documents, Gulati sold unregistered, non-collateralized, and uninsured 12% promissory notes to unsuspecting investors, using funds from new investors to pay dividends to earlier investors. During the time prior to his conviction, Gulati had an office on Madison Avenue in New York City, falsely represented that he worked for Merrill Lynch, and appeared on a popular financial advice television program targeted at New York City's Indian immigrant population – asking viewers to call (800) GULATI to make reservations for free seminars he held at Indian restaurants in the New York City area. (*See* Deborah Sontag, *Immigrants Swindle Their Own, Preying on Trust; Race, Religion and Ethnic Background Give Con Artists an Inside Track to Victims*, N. Y. Times, August 25, 1992, at B1, attached as Exhibit F.) At the time the U.S. Securities and Exchange Commission froze the accounts of Gulati, he owed investors almost $2 million; he had $17,000 in his bank to cover those accounts. (*Id.*)

4. <u>AIM Issued New Broker-Dealer Agreements</u>

In June 1993, AIM revised its broker-dealer agreements and required its broker-dealers to execute new agreements. This was due to, among other things, revisions in NASD Rule 2830 that became effective in July 1993, which required certain changes to the AIM funds' Rule 12b-1 plans and broker-dealer agreements. At that time, AIM notified its broker-dealers that the new agreements must be signed if they wished to continue to transact business with AIM. (*See* June 17, 1993, Correspondence from AIM to Selling Group Agreements Holders; September 20, 1993, Correspondence from AIM to Selling Group Agreements Holders, attached as Exhibit F.) The notification included the following notice:

> <u>Please find enclosed new Selected Dealer and Shareholder Service agreements. These new agreements must be signed and returned by July 15, 1993 to continue transacting AIM Fund business.</u>

(*See* Exhibit G, June 17, 1993, Correspondence from AIM to Selling Group Agreements Holders, emphasis in original.)

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, AIM could not legally pay 12b-1 fees to its broker-dealers until the revised agreements were executed by the broker-dealer. Accordingly, in the same correspondence, AIM specifically notified its broker-dealers that 12b-1 fees would not be paid to any broker-dealers until the new agreements were signed and returned, stating in no uncertain terms:

> NO QUARTERLY 12b-1 ONE PAYMENTS WILL BE PAID TO DEALERS WHO HAVE NOT SIGNED AND RETURNED THE ATTACHED NEW AGREEMENTS.

(*Id.*, emphasis in original.)

5. DTI Failed to Respond and Was Terminated

DTI failed to respond to repeated correspondence regarding the revised agreements. (*See* Exhibit G.) In July 1993, based upon DTI's lack of response, AIM designated DTI as an inactive broker-dealer on its system . AIM was required to take this action to prevent 12b-1 fees from being paid when there was no written agreement in effect, as required by NASD rules and applicable securities regulations. The consequence of the DTI's failure to execute the new agreements – as contemplated by both the language of the broker-dealer agreements, the rules promulgated under the Investment Company Act of 1940 and the NASD, and industry standards – was that the DTI accounts and 12b-1 fees would be transferred to another broker-dealer, including, permissibly, one affiliated with AIM.

6. The NASD Cancelled DTI's Membership In July 1992

Based upon information and belief, the NASD cancelled DTI's membership in July 1992 for failure to file quarterly focus reports. (*See* By-Laws of The National Association of Securities Dealers, Inc., Article VII, Section 2; discussing the power of the NASD to cancel the membership of any member for failure to file any required report.) Pursuant to this cancellation, the Agreements were automatically terminated. (*See* Exhibit A at ¶ 9, "Your expulsion from the

NASD will automatically terminate this Agreements without notice.") Additionally, based upon information and belief, DTI has never been reinstated as a member to the NASD. Accordingly, since July 1992, DTI has not been a member in good standing with the NASD, as contemplated under the Agreements. (*See* Exhibit A at p. 1, "[ADI] . . .understands that you are a member in good standing of the [NASD].")

7. <u>DTI Appeared, Years After Termination, and Sought Alleged Back-Fees</u>

On or around November 2001, AIM received a phone call from Gulati and Mr. Mark Stashower ("Stashower"), former Executive Vice President of DTI, requesting AIM pay 12b-1 fees that were not paid between the years 1993 and 2001. Gulati and Stashower were informed that DTI did not have a broker-dealer agreement with AIM. This telephone call was followed by various threatening letters and phone calls from Stashower and Gulati. (*See, e.g.*, Exhibit C, February 20, 2002, Correspondence from Mr. Mark Stashower to Mr. Mike Cemo; *see also* April 30, 2002, Correspondence from Mr. Mark Stashower to Mr. Mike Cemo; May 3, 2002, Correspondence from Mr. Mark Stashower to Mr. Robert H. Graham, attached collectively as Exhibit H.)

In those letters, in conflict with repeated demands for the past 12b-1 fees, Stashower noted that DTI actually stopped its retail brokerage business in 1992 and assigned its accounts to Victorson. (*See* Exhibit C, February 20, 2002, Correspondence from Mr. Mark Stashower to Mr. Mike Cemo.) Again, this admission is in direct support of (1) DTI having no standing in this matter, as discussed above, and (2) DTI having no agreement in place with AIM following June 1992.

8. Any Award of Fees to DTI Would Violate Federal Law

Rule 12b-1 under the Investment Company Act of 1940 expressly prohibits AIM from paying fees to a broker-dealer without a written contract in place between AIM and that broker-dealer. Additionally, Rule 12b-1 under the Investment Company Act of 1940 expressly prohibits the assignment of a written contract for payment of 12b-1 fees. Indeed, as noted above, in recognition of these facts, the Agreements in place in 1992 between AIM and DTI included a clause prohibiting the assignment of the Agreements. Accordingly, any award by the Arbitrator for the payment of 12b-1 fees to DTI would, in effect, violate the Investment Company Act of 1940, and subject any such arbitration award to judicial scrutiny and possible reversal.

III. DEFENSES

1. AIM asserts a general denial, and states that it is not liable to DTI.

2. DTI lacks standing and/or capacity to bring claims in this matter.

3. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, AIM is prohibited from paying any 12b-1 fees without a valid written agreement.

4. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, assignment of a written agreement to pay 12b-1 fees is prohibited an invalidates the written agreement.

5. AIM asserts that any damages suffered by DTI were due to DTI's own acts and/or omissions.

6. AIM objects to the lack of specificity in DTI's Statement of Claims. DTI fail to specify *who* said *what* to *whom* and *when* in order to support its fraud and misrepresentation claims.

7. AIM did not breach any obligations under any written or verbal contract or agreement with DTI.

8. AIM did not intentionally, recklessly, or negligently make any false representation of a material fact. Further, AIM did not intentionally, recklessly, or negligently omit any material fact. Alternatively, DTI did not reasonably rely on any such representation or omission.

9. AIM did not violate the Investment Company Act of 1940. Furthermore, the AIM individuals who were in contact with DTI were, at all relevant times, in compliance with all relevant NASD rules and regulations.

10. AIM is not liable to DTI for unjust enrichment.

11. AIM did not breach any fiduciary duty owed to DTI. Indeed, because DTI maintained no contractual relationship with AIM at the time of the alleged failure to pay commissions, AIM did not owe DTI any fiduciary duties.

12. AIM did not breach any duty of fair competition. Indeed, AIM did not owe DTI any duty of good faith and fair dealing.

13. AIM did not disparage DTI. Indeed, AIM did not publish any false, disparaging words regarding DTI with malice or without privilege.

14. AIM did not intentionally, negligently, grossly negligently, recklessly, willfully, maliciously, or in conscious disregard harm DTI.

15. AIM is not liable to DTI for any damages, including exemplary damages.

16. DTI's claims for damages must be reduced to the extent that they failed to mitigate their damages.

17. DTI's allegations are barred by the doctrines of estoppel, waiver, ratification, unclean hands, illegality, impossibility of performance, accord and satisfaction, and laches.

18. DTI's common law claims are preempted by the Investment Act of 1940.

19. DTI's claims are barred by the applicable statute(s) of limitations.

20. DTI is barred from making a claim for recovery based on the sale of securities as it has not satisfied all conditions precedent, such as having a current and appropriate license to sell securities.

21. In the event AIM is the prevailing party, AIM seeks recovery of its attorneys' fees, costs, and expenses.

22. AIM reserves the right to amend this Answer as needed.

IV. CONCLUSION AND PRAYER

For the above reasons, AIM objects to DTI's Statement of Claims. Subject to those objections, as explained above and as will be established at final hearing of this matter, AIM is entitled to a take-nothing judgment against DTI. AIM, therefore, requests the relief sought in its objections, and a take-nothing judgment against DTI. AIM also requests all other just relief.

Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

By______________________________

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5151
Facsimile: 713.651.5246
Counsel for Respondents,
A I M Distributors, Inc., and
A I M Management Group Inc.

CERTIFICATE OF SERVICE

State of Texas §
§
County of Harris §

I, Charles Jason Rother, do hereby certify that on January 10, 2005, a true and correct copy of the Respondents' Original Answer To Claimant's Statement Of Claims was forwarded by certified mail to the following address:

Mr. Salar Ali Ahmed
Ali S. Ahmed P.C.
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Claimant's Attorney

Charles Jason Rother

EXHIBIT A



AIM DISTRIBUTORS, INC.

SELECTED DEALER AGREEMENT FOR INVESTMENT COMPANIES MANAGED BY A I M ADVISORS, INC.

To the Undersigned Selected Dealer:

Gentlemen:

A I M Distributors, Inc., as the exclusive national distributor of shares of the common stock (the "Shares") of the registered investment companies listed on Schedule A attached hereto which may be amended from time to time by us (the "Funds"), understands that you are a member in good standing of the National Association of Securities Dealers, Inc. ("NASD"), or, if a foreign dealer, that you agree to abide by all of the rules and regulations of the NASD for purposes of this Agreement (which you confirm by your signature below). In consideration of the mutual covenants stated below, you and we hereby agree as follows:

1. Sales of Shares through you will be at the public offering price of such Shares (the net asset value of the Shares plus any sales charge applicable to such Shares), as determined in accordance with the then effective prospectus used in connection with the offer and sale of Shares (the "Prospectus"), which public offering price may reflect scheduled variations in, or the elimination of, the Sales Charge on sales of the Funds' Shares either generally to the public or in connection with special purchase plans, as described in the Prospectus. You agree that you will apply any scheduled variation in, or elimination of, the Sales Charge uniformly to all offerees in the class specified in the Prospectus.

2. You agree to purchase Shares solely through us and only for the purpose of covering purchase orders already received from customers or for your own bona fide investment. You agree not to purchase for any other securities dealer unless you have an agreement with such other dealer or broker to handle clearing arrangements and then only in the ordinary course of business for such purpose and only if such other dealer has executed a Selected Dealer Agreement with us. You also agree not to withhold any customer order so as to profit therefrom.

3. The procedures relating to the handling of orders shall be subject to instructions which we will forward from time to time to all selected dealers with whom we have entered into a Selected Dealer Agreement. The minimum initial order shall be specified in the Funds' then current prospectuses. All purchase orders are subject to receipt of Shares by us from the Funds concerned and to acceptance of such orders by us. We reserve the right in our sole discretion to reject any order.

4. With respect to the Funds the Shares of which are indicated on the attached Schedule as being sold with a Sales Charge (the "Load Funds"), you will be allowed the concessions from the public offering price provided in the Load Funds' prospectus. With respect to the Funds whose Shares are indicated on the attached Schedule as being sold without a Sales Charge (the "No-Load Funds"), you may charge a reasonable administrative fee. For the purposes of this Agreement the terms "Sales Charge" and "Dealer Commission" apply only to the Load Funds. All commissions and concessions are subject to change without notice by us and will comply with any changes in regulatory requirements. You agree that you will not combine customer orders to reach breakpoints in commissions for any purpose whatsoever unless authorized by the Prospectus or by us in writing.

5. You agree that your transactions in shares of the Funds will be limited to (a) the purchase of Shares from us for resale to your customers at the public offering price then in effect or for your own bona fide investment, (b) exchanges of Shares between Funds, as permitted by the Funds' then current registration statement (which includes the Prospectus) and in accordance with procedures as they may be modified by us from time to time, and (c) transactions involving the redemption of Shares by a Fund or the repurchase of Shares by us as an accommodation to shareholders. Redemptions by a Fund and repurchases by us will be effected in the manner and upon the terms described in the Prospectus. We will, upon your request, assist you in processing such orders for redemptions or repurchases. To facilitate prompt payment following a redemption or repurchase of Shares, the owner's signature shall appear as registered on the Funds' records and, as described in the Prospectus, it may be required to be guaranteed by a commercial bank, trust company or a member of a national securities exchange.

6. Sales and exchanges of Shares may only be made in those states and jurisdictions where the Shares are registered or qualified for sale to the public. We agree to advise you currently of the identity of those states and jurisdictions in which the Shares are registered or qualified for sale, and you agree to indemnify us and/or the Funds for any claim, liability, expense or loss in any way arising out of a sale of Shares in any state or jurisdiction in which such Shares are not so registered or qualified.

7. We shall accept orders only on the basis of the then current offering price. You agree to place orders in respect of Shares immediately upon the receipt of orders from your customers for the same number of shares. Orders which you receive from your customers shall be deemed to be placed with us when received by us. Orders which you receive prior to the close of business, as defined in the Prospectus, and placed with us within the time frame set forth in the Prospectus shall be priced at the offering price next computed after they are received by you. We will not accept from you a conditional order on any basis. All orders shall be subject to confirmation by us.

8. Your customer will be entitled to a reduction in the Sales Charge on purchases made under a Letter of Intent or Right of Accumulation described in the Prospectus. In such case, your Dealer's Concession will be based upon such reduced Sales Charge; however, in the case of a Letter of Intent signed by your customer, an adjustment to a higher Dealer's Concession will thereafter be made to reflect actual purchases by your customer if he should fail to fulfill his Letter of Intent. When placing wire trades, you agree to advise us of any Letter of Intent signed by your customer or of any Right of Accumulation available to him of which he has made you aware. If you fail to so advise us, you will be liable to us for the return of any commissions plus interest thereon.

9. You and we agree to abide by the Rules of Fair Practice of the NASD and all other federal and state rules and regulations that are now or may become applicable to transactions hereunder. Your expulsion from the NASD will automatically terminate this Agreement without notice. Your suspension from the NASD or a violation by you of applicable state and federal laws and rules and regulations of authorized regulatory agencies will terminate this Agreement effective upon notice received by you from us.

10. With respect to the Load Funds, and unless otherwise agreed, settlement shall be made at the offices of the Funds' transfer agent within five (5) business days after our acceptance of the order. With respect to the No-Load Funds, settlement will be made only upon receipt by the Fund of payment in the form of federal funds. If payment is not so received or made within ten (10) business days of our acceptance of the order, we reserve the right to cancel the sale or, at our option, to sell the Shares to the Funds at the then prevailing net asset value. In this event, or in the event that you cancel the trade for any reason, you agree to be responsible for any loss resulting to the Funds or to us from your failure to make payments as aforesaid. You shall not be entitled to any gains generated thereby.

11. If any Shares of any of the Load Funds sold to you under the terms of this Agreement are redeemed by the Fund or repurchased for the account of the Funds or are tendered to the Funds for redemption or repurchase within seven (7) business days after the date of our confirmation to you of your original purchase order therefor, you agree to pay forthwith to us the full amount of the concession allowed to you on the original sale and we agree to pay such amount to the Fund when received by us. We also agree to pay to the Fund the amount of our share of the Sales Charge on the original sale of such Shares.

12. Any order placed by you for the repurchase of Shares of a Fund is subject to the timely receipt by the Fund's transfer agent of all required documents in good order. If such documents are not received within a reasonable time after the order is placed, the order is subject to cancellation, in which case you agree to be responsible for any loss resulting to the Fund or to us from such cancellation.

13. We reserve the right in our discretion without notice to you to suspend sales or withdraw any offering of Shares entirely, to change the offering prices as provided in the Prospectus or, upon notice to you, to amend or cancel this Agreement. You agree that any order to purchase Shares of the Funds placed by you after notice of any amendment to this Agreement has been sent to you shall constitute your agreement to any such amendment.

14. In every transaction, we will act as agent for the Fund and you will act as principal for your own account. You have no authority whatsoever to act as our agent or as agent for the Funds, any other Selected Dealer or the Funds' transfer agent and nothing in this Agreement shall serve to appoint you as an agent of any of the foregoing in connection with transactions with your customers or otherwise.

15. No person is authorized to make any representations concerning the Funds or their Shares except those contained in the Prospectus and any such information as may be released by us as information supplemental to the Prospectus. If you should make such unauthorized representation, you agree to indemnify the Funds and us from and against any and all claims, liability, expense or loss in any way arising out of or in any way connected with such representation.

16. We will supply you with copies of the Prospectuses and Statements of Additional Information of the Funds (including any amendments thereto) in reasonable quantities upon request. You will provide all customers with a Prospectus prior to or at the time such customer purchases Shares. You will provide any customer who so requests a copy of the Statement of Additional Information on file with the U.S. Securities and Exchange Commission.

17. No advertising or sales literature, as such terms are defined by the NASD, of any kind whatsoever will be used by you with respect to the Funds or us unless first provided to you by us or unless you have obtained our prior written approval.

18. All expenses incurred in connection with your activities under this Agreement shall be borne by you.

19. This Agreement shall not be assignable by you. This Agreement shall be construed in accordance with the laws of the State of Texas.

20. Any notice to you shall be duly given if mailed or telegraphed to you at your address as registered from time to time with the NASD.

21. This Agreement constitutes the entire agreement between the undersigned and supersedes all prior oral or written agreements between the parties hereto.

A I M DISTRIBUTORS, INC.

Date Aug. ~~19~~ 31, 1987 By [signature]

The undersigned accepts your invitation to become a Selected Dealer and agrees to abide by the foregoing terms and conditions. The undersigned acknowledges receipt of prospectuses for use in connection with offers and sales of the Funds.

Date Aug. 19, 1987 By [signature]

Signature

Deepak Gulati, President

Name Title

DTI Financial, Inc.

Dealer Name

342 Madison Avenue, Suite 2010, NY, NY 10173

Address

Please sign both copies and return both copies to:

A I M Distributors, Inc.
Eleven Greenway Plaza, Suite 1919
Houston, Texas 77046

EXHIBIT B



AIM DISTRIBUTORS, INC.

Eleven Greenway Plaza
Suite 1919
Houston, Texas 77046

DEALER ASSISTANCE AGREEMENT FOR SALE OF SHARES OF THE AIM MUTUAL FUNDS

Dear Sir:

This Dealer Assistance Agreement (the "Agreement") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") by each of the AIM-managed mutual funds (or designated classes of such funds) listed on Schedule A to this Agreement (the "Funds"), under a Distribution Plan (the "Plan") adopted pursuant to said Rule. This Agreement, being made between AIM Distributors, Inc. ("Distributors") and the undersigned authorized dealer, defines the services to be provided by the authorized dealer for which it is to receive payments pursuant to the Plan adopted by each of the Funds. The Plan and the Agreement have been approved by a majority of the directors of each of the Funds, including a majority of the directors who are not interested persons of such Funds, and who have no direct or indirect financial interest in the operation of the Plan or related agreements (the "Non-interested Directors"), by votes cast in person at a meeting called for the purpose of voting on the Plan. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit such Fund and its shareholders. The Plan has also been approved by a vote of at least a majority of each of such Funds' (or applicable class of such Funds) outstanding securities, as defined in the 1940 Act.

1. To the extent that you provide distribution assistance and administrative support services to customers who may from time to time directly or beneficially own shares of the Funds, including but not limited to, distributing sales literature, answering routine customer inquiries regarding the Funds, assisting customers in changing dividend options, account designations and addresses, and in enrolling into any of several special investment plans offered in connection with the purchase of the Funds' shares, assisting in the establishment and maintenance of customer accounts and records and in the processing of purchase and redemption transactions, investing dividends and capital gains distributions automatically in shares and providing such other services as the Funds or the customer may reasonably request, we shall pay you a fee periodically.

2. The fee paid with respect to each Fund will be calculated at the end of each payment period (as indicated in Schedule A) for each business day of the Fund during such payment period at the annual rate set forth in Schedule A as applied to the average net asset value of the shares of such Fund purchased or acquired through exchange on or after the Plan Inception Date shown for such Fund on Schedule A. Fees calculated in this manner shall be paid to you only if your firm is the dealer of record at the close of business on the last business day of the applicable payment period, for the account in which such shares are held (the "Subject Shares").

3. We shall pay you the total of the fees calculated for all of the Funds listed on Schedule A for any period with respect to which calculations are made within 45 days after the close of such period.

4. We reserve the right to withhold payment with respect to the Subject Shares purchased by you and redeemed or repurchased by the Fund or by us as Agent within seven (7) business days after the date of our confirmation of such purchase. We reserve the right at any time to impose minimum fee payment requirements before any periodic payments will be made to you hereunder.

5. This Agreement does not require any broker-dealer to provide transfer agency and recordkeeping related services as nominee for its customers.

AIM DISTRIBUTORS, INC.

6. You shall furnish us and the Funds with such information as shall reasonably be requested either by the directors of the Funds or by us with respect to the fees paid to you pursuant to this Agreement.

7. We shall furnish the directors of the Funds, for their review on a quarterly basis, a written report of the amounts expended under the Plan by us and the purposes for which such expenditures were made.

8. Neither you nor any of your employees or agents are authorized to make any representation concerning shares of the Funds except those contained in the then current Prospectus for the Funds, and you shall have no authority to act as agent for the Funds or for Distributors.

9. We may enter into other similiar Dealer Assistance Agreements with any other person without your consent.

10. This Agreement may be terminated with respect to any Fund at any time without payment of any penalty by the vote of a majority of the directors of such Fund who are Non-interested Directors or by a vote of a majority of the Fund's outstanding shares, on sixty (60) days' written notice. It will be terminated by any act which terminates either the Fund's Distribution Agreement with us, the Selected Dealer Agreement between your firm and us or by the Fund's Distribution Plan, and in any event, it shall terminate automatically in the event of its assignment as that term is defined in the 1940 Act.

11. The provisions of the Distribution Agreement between any Fund and us, insofar as they relate to the Plan, are incorporated herein by reference. This Agreement shall become effective upon execution and delivery hereof and shall continue in full force and effect as long as the continuance of the Plan and this related Agreement are approved at least annually by a vote of the directors, including a majority of the Non-interested Directors, cast in person at a meeting called for the purpose of voting thereon. All communications to us should be sent to the address of Distributors as shown at the head of this Agreement. Any notice to you shall be duly given if mailed or telegraphed to you at the address specified by you below.

12. This Agreement shall be construed in accordance with the laws of the State of Texas.

A I M DISTRIBUTORS, INC.

By: ______________________

ACCEPTED:

____
Dealer's Name

DTI Financial, Inc.

342 Madison Avenue, Suite 2010, NY, NY 10173
Address

By: DTI Financial, Inc. - Deepak Gulati



AIM DISTRIBUTORS, INC.
Eleven Greenway Plaza
Suite 1919
Houston, Texas 77046

SCHEDULE A TO DEALER ASSISTANCE AGREEMENT

Fund	Fee Rate	Plan Calculation Date
AIM California Tax-Free Intermediate Fund	0.25%	June 12, 1987
Charter Fund, Inc.	0.30%	November 18, 1986
Convertible Yield Securities, Inc.	0.25%	August 12, 1986
The Greenway Fund, Inc.	0.50%	September 1, 1986
High Yield Securities, Inc.	0.25%	August 12, 1986
AIM Tax-Free Intermediate Shares	0.25%	May 1, 1987

Frequency of Payments: Semi-annual, on June 30 and December 31 of each year.

Minimum Payment: $100 (with respect to all Funds in the aggregate).

6/30/87

EXHIBIT C

February 20th, 2002

Mr. Mike Cemo
President
A.I.M. Securities
11 Greenway Plaza, Suite 800
Houston, Texas 77046

Dear Mr. Cemo:

I am writing to you directly as I have been unable to resolve my commission payment issues with your staff despite years of discussion.

I am getting ready to turn this matter over to my attorneys and ask them to file grievance proceedings for amounts due plus triple damages and criminal charges against and AIM in general with the NASD and SEC next week, but thought I would send you a note directly to see if you can use your good offices to intercede and save both of us legal fees and aggravation.

I am the former Executive Vice President of DTI Financial, Inc. DTI signed on as a broker/dealer with you in 1987. Deepak Gulati was the President and for many years we educated the Physicians in our community and sold many types of financial investments to them before the stock market collapse in 1992.

One of the most decent investments we made was your "AIM Weingarten Fund" in which I also put my own money and continue to be one of your investors. We sold the "hell" out of it because we believed it was right for our investors and placed over $5 million with AIM.

Summer of

In 1992, DTI got out of the retail brokerage business and the accounts have been assigned as per DTI's contract with AIM to Gary Victorson of Victorson Associates, part of Advanced Planning Securities, Inc. I work with Gary Victorson.

However, for unknown reasons AIM has refused to pay us our commission and 12(b) fees on the DTI accounts. When we did an audit in 1999 we found that AIM had not paid the fees and instead of transferring the accounts to Gary Victorson, had instead assigned all the accounts to AIM Distributors and kept the fees for themselves.

NO

At that point in 1999, I contacted your staff and finally after two years of discussion and screaming AIM admitted that they made a mistake and the DTI Financial accounts were finally assigned to Victorson last year. Since then we have been receiving our commissions and 12(b) fees on time.

However, despite repeated phone calls AIM still has not sent DTI and/or Victorson a check for the 12(b) fees and brokerage commissions for the period 1992 to 2001. Instead we get disingenuous attempts at evasion and promises to send a check after the matter is resolved. The amount due for back commissions and 12(b) fees for the last nine years which we have estimated to be $159,000 have still not been sent.

Among the people I have dealt with are Wayne 1-713-214-1339 and Jim Faraday at 1-800-3374245 x5437.

I live in America and in addition to my planned complaint to the NASD, I plan on sending by email a copy of this letter to the other 450 brokers I work with, as well as posting it on the Internet to let millions of Americans and other brokers know how AIM cheats the brokers who work hard for them.

How would you feel if you were a broker who worked from morning to night selling for commission and then a big corporation like AIM refused to pay you and kept the fees for itself?

I am sure you would be very angry and call your lawyers. That is where I am -- getting ready to call my lawyers. I am also going to tell them to investigate the possibility of filing criminal charges against all the people at AIM for Securities fraud, and sending all of you to jail for defrauding me out of my hard earned commission money.

In summary, I am tired of waiting for my brokerage fees. So kindly send Gary Victorson the money you owe. Otherwise I will see you at the NASD, SEC, and US attorney's office.

If you wish to discuss this with me, kindly call me at 1-718-263-1747. I have waited too long already!

Thank you,

Marc Stashower

Marc Stashower

EXHIBIT D

WWW.VICTORSON.COM

VICTORSON ASSOCIATES, INC

the Professionals' Source

321 Middle Country Road ▪ P.O. Box 863 ▪ Smithtown, NY 11787
631-265-7456 ▪ Fax: 631-265-7054 ▪ vainc@victorson.com

Gary Victorson – Registered Representative of Advanced Planning Securities*

DTI Financial Inc.
PO Box 20550
New York, NY 10021
Atten: Dee Gulati

Advanced Planning
035530

Dear Dee:

This letter is to confirm our discussion earlier today in regards to the mutual funds held by DTI Financial, Inc.

This is to confirm the acceptance of these accounts and all past 12B-1 fees and commissions outstanding. All outstanding fees and commissions will be paid to Gary Victorson of Advanced Planning Securities. Inc.

This letter confirms that Advanced Planning Securities is an NASD Broker Dealer in good standing and our B/D #: 14382. CRD#: 2141754

Sincerely,

Gary L. Victorson

* Victorson Associates, Inc. is not affiliated with Advanced Planning Securities

DTI #023430 6/20/97

EXHIBIT E

Only the Westlaw citation is currently available.

United States District Court,
S.D. New York.

Deepak GULATI, Petitioner,
v.
UNITED STATES of America, Respondent.

No. 94 Civ. 8082 (SWK).

April 20, 1995.

MEMORANDUM OPINION AND ORDER
KRAM, District Judge.

*1 Petitioner Deepak Gulati ("Gulati") moves, pursuant to 28 U.S.C. § 2255 ("Section 2255"), to vacate, set aside or correct his sentence. In the alternative, Gulati requests an evidentiary hearing. For the reasons set forth below, Gulati's petition is denied. [FN1]

BACKGROUND

I. The Plea Agreement

Gulati was charged in a one-count Information with mail fraud, in violation of 18 U.S.C. §§ 1341, 1342. On July 23, 1992, Gulati entered into a written plea agreement with the Government (the "Plea Agreement"), which stated that:

> The Information charges mail fraud, in violation of Title 18, United States Code § 1341, and carries a maximum sentence of five years' imprisonment and three years' supervised release, a maximum fine of $250,000, and a $50 special assessment. In addition to the foregoing, the Court may also order notice and restitution to all victims of the scheme charged in the Information.

See Plea Agreement, annexed to the Declaration of David Raymond Lewis, executed on December 8, 1994 (the "Lewis Dec."), as Exh. "A," at A48. In the Plea Agreement, the parties stipulated that the United States Sentencing Guidelines' (the "Guidelines" or "U.S.S.G.") range applicable to Gulati's offense "yield[s] an adjusted offense level of 21. In addition, the Government will move at the time of sentencing for a *downward adjustment of 1 level, to a level 20,* based upon defendant's early entry of a guilty plea." *Id.* (emphasis in original). The parties agreed further that "neither party will appeal a sentence by the Court that falls within the sentencing range applicable to offense level 20," and that "[t]he parties agree not to seek any departure from the applicable sentencing range." *Id.* at A50. The Plea Agreement also stated that "[t]here are no promises, agreements or understandings between this Office and Mr. Gulati other than as set forth herein." *Id.* at A51.

II. The Plea

On July 23, 1992, the same day that Gulati executed the Plea Agreement, he pled guilty before this Court to one count of mail fraud, in violation of 18 U.S.C. §§ 1341, 1342. During the plea proceeding, the Court asked Gulati whether he was represented by counsel, had discussed his case with counsel, and was satisfied with his representation. *See* Tr. of Plea Proceeding, annexed to the Lewis Dec. as Exh. "A," at A27. Gulati answered affirmatively to all three questions. *Id.* Gulati also indicated that he understood that if he was not satisfied with his counsel, the Court could appoint counsel for him at no cost. *Id.*

Gulati then confirmed that he had received a copy of the Information, had read it and had discussed it adequately with his lawyer. *Id.* at A30. The Court informed Gulati that the Information carried a maximum sentence of, *inter alia,* five years of imprisonment and three years of supervised release. *Id.* at A30-31. Gulati then made a factual allocution in which he acknowledged his involvement in the offense charged. *Id.* at A34-36.

III. The Sentencing

*2 Prior to sentencing, Gulati's counsel wrote a letter to the Court stating that "it would be appropriate for the Court to sentence Mr. Gulati to 33 months incarceration ... and restitution of $3,493,478.10." *See* letter from Stephen L. Weiner to the Hon. Shirley Wohl Kram of 10/27/92, annexed to the Lewis Dec. as Exh. "A," at A63. While detailing Gulati's efforts to cooperate with the Government, Gulati's counsel indicated that "Mr. Gulati fully recognizes now, as he did when he pleaded guilty before Your Honor, that notwithstanding his efforts to materially assist the [Securities and Exchange Commission ("SEC")] and the

Government, there is no issue before Your Honor of a downward departure from Offense Level 20." *Id.* at A60.

In preparation for the sentencing hearing, the Probation Department issued a Presentence Report (the "PSR"), which calculated Gulati's base offense level to be six, pursuant U.S.S.G. § 2F1.1. The Probation Department then added thirteen points to the base offense level, pursuant to U.S.S.G. § 2F1.1, on the ground that the offense conduct created a total loss in the amount of $3,765,214.06. The Probation Department also added two points "since the present offense involves both 'more than minimal planning' and 'a scheme to defraud more than one victim,'" *see* PSR at 10 (quoting U.S.S.G. § 2F1.1(b)(2)(A) and (B)), and two points "because the defendant was an 'organizer, leader, manager, or supervisor' in the present offense." *Id.* (quoting U.S.S.G. § 3B1.1(c)). After subtracting two points for acceptance of responsibility, pursuant to U.S.S.G. § 3E1.1, the Probation Department calculated a total offense level of twenty-one. *Id.* The Probation Department noted, however, that the parties agreed in the Plea Agreement to a one-level downward adjustment based on Gulati's early entry of a guilty plea, resulting in a total offense level of twenty and a corresponding Guidelines range of thirty-three to forty-one months of imprisonment.

On October 28, 1992, the Court sentenced Gulati to a period of forty-one months of incarceration, three years of supervised release "under a series of conditions that are recommended by probation, which include restitution to the victims pursuant to the plea agreement," [FN2] and a $50 special assessment. *Id.* at A45. During the sentencing hearing, Gulati stated that he had read the PSR, had discussed it with his lawyer, and did not have any questions or objections to it. *See* Tr. of Sentencing Proceeding, annexed to the Lewis Dec. as Exh. "A," at A40. The Government and defense counsel also indicated that they agreed to a Guidelines' range of thirty-three to forty-one months of imprisonment. *Id.* at A45.

IV. The Appeal

By newly-appointed counsel, Gulati appealed his judgment of conviction and sentence, bringing the following issues before the Second Circuit Court of Appeals: (1) whether his plea was the product of improper and coercive conduct by his trial counsel; (2) whether he should be permitted to withdraw his plea because the trial court failed to fulfill the Federal Rule of Criminal Procedure 11 requirements for handling pleas; (3) whether his offense level was properly calculated; (4) whether the trial court erred in determining the amount of restitution; and (5) whether Gulati's right to counsel was violated and his plea rendered involuntary due to his trial counsel's ineffectiveness. Gulati also submitted a supplementary *pro se* brief to the Second Circuit, arguing that (1) he had not been provided with the PSR sufficiently prior to sentencing; (2) his plea was coerced by ineffective counsel; (3) the restitution award was invalid; (4) his Guideline range was improperly calculated; and (5) the Government exercised bad faith in refusing to move for a downward departure. With respect to his claims regarding trial counsel, Gulati contended that his counsel threatened to abandon him unless he pled guilty or paid him an additional $250,000 if the case were to proceed to trial.

*3 By Order filed on June 29, 1994, the Second Circuit denied Gulati's appeal and affirmed the judgment of conviction. *See* Second Circuit Order, filed on June 29, 1994, annexed to the Lewis Dec. as Exh. "D." With respect to Gulati's argument that his guilty plea was involuntary because it resulted from "coercive conduct" by his trial counsel, the Second Circuit held that "[t] he District Court's clear statement to Gulati at the plea allocution that he could obtain counsel at no cost if he was dissatisfied with his current counsel undermines his claim that he pled guilty because he thought he could not afford counsel if he went to trial." *Id.* at 2. While the Court of Appeals indicated that Gulati could bring a claim of ineffective assistance of counsel on collateral attack, it noted that "even if his lawyer did request an extra payment of $250,000 to represent him at trial, we find it hard to see what prejudice Gulati suffered as a result of this request when he knew that he could go to trial with counsel at public expense." *Id.* at 3.

As for Gulati's contention that this Court violated Federal Rule of Criminal Procedure 11 by not advising him that the penalties he faced included a possible order of restitution, the Second Circuit found such error to be harmless. In making this determination, the Court of Appeals emphasized the fact that "Gulati signed a plea agreement that stated that the Court could order restitution to all victims. Moreover, Gulati himself, hoping to reduce the term of imprisonment, had requested restitution in the exact amount that the Court later imposed. Finally, Gulati did not object when the Court imposed restitution." *Id.* at 2. The Second Circuit also found that Gulati had waived his right to argue that the Court erred in fixing the amount of restitution when he failed to object to the amount of restitution in the district court. According to the Court of Appeals, "Gulati can hardly be heard to complain that the amount of restitution set by the Court was too high when he himself had suggested that exact amount to the Court." *Id.* at 3.

The Second Circuit found further that this Court's failure to advise Gulati that he would not be entitled to withdraw his guilty plea if it rejected the terms of the Plea Agreement was harmless error in light of the fact that the Court had accepted all of the terms of the Plea Agreement. *Id.* at 2. Accordingly, the Second Circuit denied Gulati's appeal and affirmed the judgment of conviction.

Gulati now brings this petition, pursuant to 28 U.S.C. § 2255, for an order vacating, setting aside or correcting his sentence. Specifically, Gulati contends that (1) his due process rights were violated under Federal Rule of Criminal Procedure 32(c)(3)(A), as he did not receive the PSR until after he was sentenced and therefore was not able to correct the errors contained therein; (2) the Court misapplied the Guidelines in calculating his offense level; (3) the Government acted in bad faith in refusing to move for a downward departure, pursuant to U.S.S.G. § 5K1.1, despite Gulati's cooperation; (4) the restitution award was invalid; and (5) his guilty plea was neither "knowing nor voluntary" as it was procured by the ineffective assistance of counsel, in violation of his Sixth Amendment rights.

*4 In response, the Government argues that all of Gulati's claims are procedurally barred from being raised in a Section 2255 motion, either because they were raised on direct appeal or could have been raised on direct appeal and were not. In addition, the Government contends that Gulati waived most of his instant claims when he signed the Plea Agreement and pled guilty before this Court. Finally, the Government argues that Gulati's claims lack merit. Each of Gulati's claims shall be addressed below.

DISCUSSION

I. Standard For Section 2255 Motions

Section 2255 provides that a court shall hold an evidentiary hearing "unless the motion and the files and records of the case conclusively show that the prisoner is entitled to no relief." 28 U.S.C. § 2255. "Conclusory allegations unsupported by specifics are insufficient to require a court to grant an evidentiary hearing, 'as are contentions that in the face of the record are wholly incredible.'" *Hopkinson v. Shillinger*, 866 F.2d 1185, 1211 (10th Cir. 1989) (quoting *Phillips v. Murphy*, 796 F.2d 1303, 1304 (10th Cir. 1986)), *cert. denied,* 497 U.S. 1010 (1990). In addition, Rule 4 of the Rules Governing Section 2255 Proceedings in the United States District Courts states, in part, that "[i]f it plainly appears from the face of the motion and any annexed exhibits and the prior proceedings in the case that the movant is not entitled to relief in the district court, the judge shall make an order for its summary dismissal and cause the movant to be notified." *See* Rule 4 of the Rules Governing Proceedings in the United States District Courts Under Section 2255 of Title 28, United States Code.

II. The PSR

Gulati first contends that he did not receive a copy of the PSR prior to his sentencing date. In support of this contention, he points to a letter sent from the Probation Department to his attorney, which indicated that the PSR was mailed on October 26, 1992, two days prior to his sentencing date. *See* letter from Susan P. Dudes to Steven L. Weiner of 10/26/92, annexed to Pet'r's App. to his Mem. of Law in Supp. of § 2255 Mot., at A1. In response, the Government points to the Addendum to the PSR, which states that the PSR was forwarded to defense counsel on September 23, 1992, more than one month prior to sentencing, and that the Addendum was mailed to counsel on October 23, 1992. *See* PSR at 24.

Assuming Gulati did not receive the PSR within the ten-day requirement set forth in 18 U.S.C. § 3552(d) and former Federal Rule Criminal Procedure 32(c)(3)(A), [FN3] the

Court concludes that he waived any claim by failing to object to the timeliness of the delivery of the PSR at the sentencing proceeding. *See United States v. Blythe*, 944 F.2d 356, 360 (7th Cir. 1991) (stating that a defendant may waive the ten-day period by failing to assert his rights at the appropriate time); *United States v. Busche*, 915 F.2d 1150, 1151 (7th Cir. 1990) (indicating that a defendant may surrender his rights under § 3552(d) by participating in sentencing without objection); *United States v. Turner*, 898 F.2d 705, 713-14 (9th Cir.) (finding late delivery of report to be harmless error in absence of any prejudice), *cert. denied*, 495 U.S. 962 (1990); *United States v. Wright*, 873 F.2d 437, 445 (1st Cir. 1989) (same). In fact, at the sentencing hearing, Gulati stated that he had read the PSR, had discussed it with his lawyer, and did not have any questions or objections to it. *See* Tr. of Sentencing Proceeding, annexed to the Lewis Dec. as Exh. "A," at A40. In light of this testimony, Gulati's claim that he did not have enough time to respond to any purported errors contained in the Report is disingenuous. Accordingly, that portion of Gulati's Section 2255 petition that seeks re-sentencing based on violations of Federal Rule of Criminal Procedure 32(c)(3)(A) and 18 U.S.C. § 3552(d) is denied.

III. Guidelines Calculations

*5 Gulati next contends that the Probation Department incorrectly calculated his total offense level. Specifically, Gulati argues that he should not have received an upward adjustment of thirteen points based on the amount of the loss under U.S.S.G. §2F1.1. Gulati also complains that the Probation Department engaged in impermissible double counting when it calculated a two-point enhancement pursuant to U.S.S.G. §2F1.1(b)(2)(A) & (B) for more than minimal planning and an additional two-point enhancement for Gulati's role as a manager pursuant to U.S.S.G. §3B1.1(c).

The Court finds, however, that Gulati waived any objections to his total offense level by agreeing to this offense level in the Plea Agreement. Indeed, where a defendant has secured the benefits of a plea agreement and knowingly and voluntarily waived the right to appeal a sentence within an agreed range, he may not appeal the merits of a sentence conforming to such an agreement. *United States v. Salcido-Contreras*, 990 F.2d 51, 53 (2d Cir.), *cert. denied*, --- U.S. ----, 113 S.Ct. 3060 (1993). To hold otherwise "would render the plea bargaining process and the resulting agreement meaningless." *Id.*; *see also United States v. Rivera*, 971 F.2d 876, 896 (2d Cir. 1992) (finding that defendants waived their right to appeal sentences imposed within range set forth in plea agreement); *Magee v. Romano*, 799 F. Supp. 296, 299 (E.D.N.Y. 1992) (stating that "a criminal defendant may waive his right to appeal as a condition of a plea bargain").

In the instant case, the record shows that Gulati knowingly and voluntarily entered into the Plea Agreement, which states that "neither party will appeal a sentence by the Court that falls within the sentencing range applicable to offense level 20," and that "[t]he parties agree not to seek any departure from the applicable sentencing range." *See* Plea Agreement, annexed to the Lewis Dec. as Exh. "A," at A50. In fact, during the plea proceeding, Gulati indicated that no one had threatened him or in any way forced him to plead guilty. *See* Tr. of Plea Proceeding, annexed to the Lewis Dec. as Exh. "A," at A33. He also indicated that he understood that the Plea Agreement was not binding on the Court and that, based on his guilty plea, he could receive up to the maximum sentence for the offense charged. *Id.* at A34.

Furthermore, prior to the sentencing hearing, defense counsel wrote a letter to the Court indicating that "there is no issue before Your Honor of a downward departure from Offense Level 20." *See* letter from Stephen L. Weiner to the Hon. Shirley Wohl Kram of 10/27/92, annexed to the Lewis Dec. as Exh. "A," at A60. During the sentencing proceeding itself, Gulati stated that he had read the PSR, had discussed it with his lawyer and did not have any questions or objections to it. *See* Tr. of Sentencing Proceeding, annexed to the Lewis Dec. as Exh. "A," at A40. The Government and defense counsel also indicated that they agreed to a Guidelines range of thirty-three to forty-one months of imprisonment. *Id.* at A45. Accordingly, as the Court sentenced Gulati within the Guidelines range applicable to offense level twenty, Gulati's claim with respect to the PSR's calculation of his total offense level is barred.

IV. Section 5K1.1 Letter

*6 Gulati also contends that, although he fully cooperated with the Government, it exercised bad faith in refusing to recommend a downward departure from the Guidelines range, pursuant to U.S.S.G. § 5K1.1. Gulati's argument lacks merit.

U.S.S.G. § 5K1.1 permits district courts to depart from the Guidelines upon motion of the Government stating that the defendant has provided substantial assistance in the investigation or prosecution of another person who has committed an offense. *See* U.S.S.G. § 5K1.1. Similarly, 18 U.S.C. § 3553(e) provides that, "[u]pon motion of the Government, the court shall have the authority to impose a sentence below a level established by statute as [a] minimum sentence so as to reflect a defendant's substantial assistance in the investigation or prosecution of another person who has committed an offense." 18 U.S.C. § 3553(e).

It is well-settled, however, that absent a specific agreement, the decision by a prosecutor to refuse to recommend a downward departure is subject to limited judicial review. *See United States v. Knights*, 968 F.2d 1483, 1487 (2d Cir. 1992) ("Because the prosecution often is in the best position to evaluate the quality of a defendant's cooperation and to decide whether to make a substantial-assistance motion, this decision, like other prosecutorial determinations, may be subjected to only limited review."); *United States v. Khan*, 920 F.2d 1100, 1104 (2d Cir. 1990), *cert. denied*, 499 U.S. 969 (1991); *United States v. Huerta*, 878 F.2d 89, 94 (2d Cir. 1989), *cert. denied*, 493 U.S. 1046 (1990). Thus, "federal district courts have authority to review a prosecutor's refusal to file a substantial-assistance motion and to grant a remedy [only] if they find that the refusal was based on an unconstitutional motive." *Wade v. United States*, 504 U.S. 181, 112 S.Ct. 1840, 1844 (1992) (stating that a defendant would be entitled to relief if a prosecutor refused to file a substantial-assistance motion because of the defendant's race or religion). A claim that a defendant merely provided substantial assistance, without more, "will not entitle a defendant to a remedy or even to discovery or an evidentiary hearing." *Id.*

In the case at hand, Gulati has failed to make any showing of bad faith sufficient to trigger the need for an evidentiary hearing on the issue. [FN4] In fact, the Plea Agreement did not contemplate that the Government would move for a downward departure on Gulati's behalf. Rather, the parties agreed in the Plea Agreement that "neither party will appeal a sentence by the Court that falls within the sentencing range applicable to offense level 20," and that "[t]he parties agree not to seek any departure from the applicable sentencing range." *Id.* at A50. The Plea Agreement also states that "[t]here are no promises, agreements or understandings between this Office and Mr. Gulati other than as set forth herein." *Id.* at A51. Accordingly, Gulati's claim that the Government exercised bad faith in refusing to move for a downward departure is denied.

V. Restitution

*7 Gulati next contends that the restitution award was invalid because the Court did not (1) provide him with proper notice; (2) state its reasons for imposing it; and (3) order restitution with any specificity. The Court finds these arguments unpersuasive.

As a threshold matter, the Court notes that Section 2255 may not be used to relitigate questions that already were raised and considered on direct appeal. *Douglas v. United States*, 13 F.3d 43, 46 (2d Cir. 1993) (citing *Barton v. United States*, 791 F.2d 265, 267 (2d Cir. 1986)). Accordingly, to the extent that Gulati's present claims already were raised on direct appeal, they are precluded from consideration in the context of this Section 2255 motion.

Turning to Gulati's three claims regarding the restitution award, the Court finds that Gulati's contentions with respect to the Court's failure to (1) provide him with notice that it would award restitution; and (2) reward restitution with specificity are barred as they already were rejected by the Second Circuit on appeal. Specifically, the Court of Appeals held that the Court's failure to advise Gulati that the penalties he faced included a possible order of restitution was harmless error. *See* Second Circuit Order, filed on June 29, 1994, annexed to the Lewis Dec. as Exh. "D," at 2. In making this determination, the Second Circuit emphasized the fact that "Gulati signed a plea agreement that stated that the Court could order restitution to all victims. Moreover,

Gulati himself, hoping to reduce the term of imprisonment, had requested restitution in the exact amount that the Court later imposed. Finally, Gulati did not object when the Court imposed restitution." *Id.* The Second Circuit also found that Gulati had waived his right to argue that the Court erred in fixing the amount of restitution when he failed to object to the amount of restitution at sentencing. [FN5] *Id.* at 3. According to the Court of Appeals, "Gulati can hardly be heard to complain that the amount of restitution set by the Court was too high when he himself had suggested that exact amount to the Court." *Id.* Consequently, as Gulati's claims regarding notice and the amount of restitution already were considered and rejected by the Second Circuit, those claims are barred from consideration here.

As for Gulati's claim that the Court erred in failing to state its reasons for imposing restitution, the Court finds that this claim lacks merit. Section 3664(a) of the Victim and Witness Protection Act ("VWPA") provides that a trial court, in determining whether to order restitution and fixing the amount of such restitution, "shall consider the amount of the loss sustained by any victim as a result of the offense, the financial resources of the defendant, the financial needs and earning ability of the defendant and the defendant's dependents, and such other factors as the court deems appropriate." 18 U.S.C. § 3664(a) (1995). There is no requirement in this Circuit, however, that district courts make specific findings on the record as to the factual issues that are relevant in determining an award of restitution. *United States v. Gelb*, 944 F.2d 52, 56-57 (2d Cir. 1991); *see also United States v. Atkinson*, 788 F.2d 900, 902 (2d Cir. 1986) (stating that such fact-finding would unnecessarily encumber a sentencing proceeding). Rather, "the most a district judge should be required to do before imposing a sentence of restitution is to give consideration to all the material that would be relevant under" the VWPA. *United States v. Atkinson*, 788 F.2d at 902.

***8** In the present case, the Court considered all of the relevant factors in determining to impose restitution. Specifically, the Court considered the PSR, as well as letters provided by the Government, defense counsel and the defendant. [FN6] In determining that restitution was appropriate, the Court emphasized that "a number of investors in this scheme were really people of very modest means, who trusted you because you were a member of their community ... and I am really amazed at the amounts of money that are involved here." *See* Tr. of the Sentencing Proceeding, annexed to the Lewis Dec. as Exh. "A," at A43-44. Accordingly, the Court finds that it satisfied the requirements of the VWPA when it awarded restitution in the amount of $3,493,478.10.

Gulati argues that the Court did not adequately take into account his indigence in fixing the restitution award. Contrary to Gulati's argument, however, the Court indicated on the record that restitution was warranted despite the fact that Gulati's liability statement indicated a negative net worth. *Id.* at A44. In any event, the Court did not abuse its discretion in imposing restitution despite Gulati's indigence. *See United States v. Atkinson*, 788 F.2d at 904 ("Since many defendants who are sentenced to terms of incarceration do not have the funds to make restitution immediately, restitution orders would be severely limited if district judges did not have discretion to discount the importance of present indigence in performing the statutory balance."). Accordingly, that portion of Gulati's petition that seeks to modify the order of restitution is denied.

VI. Ineffective Assistance of Counsel

Gulati's final contention is that his guilty plea was based on the ineffective assistance of his counsel. Specifically, Gulati contends that his trial counsel advised him to plead guilty because he knew that Gulati could not afford to pay for an expensive and time-consuming trial. According to Gulati, trial counsel thus was acting under a conflict of interest. Gulati contends further that trial counsel falsely induced him to plead guilty by indicating that if he cooperated with the Government, the Government would move for a downward departure. The Court finds that Gulati's complaints do not rise to the level of ineffective assistance of counsel.

It is well-established that, in order to prove ineffective assistance of counsel, the petitioner must satisfy the standard set forth by the Supreme Court in *Strickland v. Washington*, 466 U.S. 668, 686-88 (1984). Specifically, *Strickland* requires that Gulati show that his counsel's performance fell below "an objective standard of reasonableness," *id.* at 688, and that "there is a reasonable probability that, but for counsel's unprofessional errors, the result of the proceeding would have been different." *Id.* at 694.

In determining whether Gulati's attorney's performance was objectively reasonable, "judicial scrutiny of counsel's performance must be highly deferential and 'a court must indulge a strong presumption that counsel's conduct falls within the wide range of reasonable professional assistance.'" *Roccisano v. United States,* 92 Civ. 323, 1992 WL 178582, at 2, 1992 U.S. Dist. LEXIS 9949, at *4 (S.D.N.Y. July 9, 1992) (quoting *Strickland v. Washington,* 466 U.S. at 689), *aff'd,* 992 F.2d 321 (2d Cir. 1993). "The court's central concern is not with grading counsel's performance, but with discerning whether, despite the strong presumption of reliability, the result of the particular proceeding is unreliable because of a breakdown in the adversarial process that our system counts on to produce just results." *United States v. Aguirre,* 912 F.2d 555, 561 (2d Cir. 1990) (internal quotations omitted).

***9** Gulati contends that his guilty plea was induced by his counsel's threat to abandon him unless he was paid an additional $250,000 to represent him at trial. The Court finds, however, that this contention is belied by Gulati's own statements at the plea proceeding. Specifically, Gulati indicated at the plea proceeding that he was satisfied with his counsel's representation and that he understood that if he was not satisfied, counsel could be appointed to him at no cost. *See* Tr. of Plea Proceeding, annexed to the Lewis Dec. as Exh. "A," at A27. Gulati also indicated that no one had threatened or in any way forced him to plead guilty. *Id.* at A33. Accordingly, as the Court finds that Gulati's guilty plea was not induced by any threats by his trial counsel, Gulati's ineffective assistance of counsel claim is denied. [FN7]

VII. Double Jeopardy

In his reply brief, Gulati argues for the first time that the Government violated the Double Jeopardy Clause of the Fifth Amendment when it sought a criminal conviction following the civil sanction awarded in the related SEC case. The Court shall treat this contention as a successive Section 2255 petition and orders the parties to brief this issue according to the following schedule:

```
Government's response
May 31, 1995
Gulati's reply
June 30, 1995.
```

CONCLUSION

For the reasons set forth above, Gulati's petition is denied. The parties shall brief the double jeopardy issue in accordance with the schedule set forth herein.

SO ORDERED.

FN1. On January 20, 1995, the Court received a letter from counsel for sixty-seven victims of Gulati's offense asking that Gulati's term of imprisonment be extended for a period of one year. *See* letter from Krishan S. Chittur to the Hon. Shirley Wohl Kram of 1/20/95. Counsel's application is denied.

FN2. The Court directed that Gulati's restitution obligation be coordinated with the receiver appointed in a related civil action brought by the SEC. Gulati already had been ordered to pay $3,220,478.10 in restitution pursuant to that action.

FN3. At the time of Gulati's sentencing, Rule 32(c)(3)(A) of the Federal Rules of Criminal Procedure stated, in relevant part, that "[a]t least 10 days before imposing sentence, unless this minimum period is waived by the defendant, the court shall provide the defendant and the defendant's counsel with a copy of the report of the presentence investigation." Fed. R. Crim. P. 32(c)(3)(A) (amended 1994). Similarly, 18 U.S.C. § 3552(d) provides: "The court shall assure that a report filed pursuant to this section is disclosed to the defendant, the counsel for the defendant, and the attorney for the Government at least ten days prior to the date set for sentencing, unless this minimum period is waived by the defendant." 18 U.S.C. § 3552(d) (1995).

FN4. Gulati argues that the Government refused to move for a downward departure because his sentence took place in an election year and "giving the Petitioner a downward departure would generate ill timed bad publicity, specially among voters and financial contributors in his affluent minority Indian community." *See* Pet'r's Mem. of Law in Supp. of 28 U.S.C. § 2255 Mot. for Collateral Relief to Correct, Vacate or Set Aside Sentence, at 25. The Court finds that such a speculative argument does not satisfy Gulati's burden of proving the Government's bad faith.

FN5. Gulati argues that he did not object to the amount of restitution at the time of his sentencing because of the ineffective assistance of his trial counsel. The Court finds, however, that trial counsel made a strategic decision to suggest a restitution award to the Court in hopes of reducing Gulati's term of imprisonment. That trial counsel's strategy ultimately failed does not sustain Gulati's burden of proving that counsel's conduct was outside the range of reasonable professional assistance. *See Cuevas v. Henderson*, 801 F.2d 586, 590 (2d Cir. 1986) (noting that lack of success of a chosen strategy does not warrant judicial "second-guessing"), *cert. denied*, 480 U.S. 908 (1987).

FN6. Significantly, in his letter to the Court prior to sentencing, defense counsel suggested that the Court impose restitution in the amount of $3,493,478.10. *See* letter from Stephen L. Weiner to the Hon. Shirley Wohl Kram of 10/27/92, annexed to the Lewis Dec. as Exh. "A," at A63.

FN7. Gulati contends further that trial counsel falsely induced him to plead guilty by indicating that if he cooperated with the Government, the Government would move for a downward departure. As set forth in Part IV, *supra*, however, the Plea Agreement reveals that the parties stipulated to offense level twenty and agreed not to seek any departure from the applicable sentencing range. *See* Plea Agreement, annexed to the Lewis Dec. as Exh. "A," at A50. The Plea Agreement also stated that "[t]here are no promises, agreements or understandings between this Office and Mr. Gulati other than as set forth herein." *Id.* at A51. Gulati's contention thus lacks merit.

1995 WL 234716 (S.D.N.Y.)

END OF DOCUMENT

EXHIBIT F

8/25/92 N.Y. Times B1
1992 WLNR 3294792

New York Times (NY)

August 25, 1992

Section: B

Immigrants Swindle Their Own, Preying on Trust; Race, Religion and Ethnic Background Give Con Artists an Inside Track to Victims

DEBORAH SONTAG

When Satya Paul Gupta sold his share in a gas station in Mount Kisco, N.Y., he knew exactly what to do with the $80,000 he netted. He turned every penny over to Deepak Gulati, a compatriot featured as an expert on the "You and Your Money" segment of a television program aimed at New York's Indian immigrants.

Mr. Gupta, who is 58 years old, said he had "greedy faith" that his life savings would be safe with a fellow Indian, particularly the soft-spoken television celebrity with an office on Madison Avenue and an offer of what amounted to 12 percent yearly interest on four-month promissory notes, or I.O.U.'s.

But he was mistaken. Unbeknownst to Mr. Gupta, he was buying into a modern version of what Government investigators call an affinity scheme, where crooks and victims are linked by religion, race or ethnicity. Swindling fellow immigrants is an age-old American phenomenon, but recent fraud schemes have made wide use of media geared toward immigrants. With new foreign-language cable TV shows, newspapers and Yellow Pages, immigrant swindlers can reach a wider pool of potential investors, thus rising to an ever grander level of financial chicanery.

In the last five years, the Securities and Exchange Commission has investigated seven fraud schemes involving immigrants lured by one of their own into a fraudulent American dream. Swindlers have targeted Indians (twice), Poles (twice), Salvadorans, Chinese and Vietnamese, and investor groups have lost from $1 million to $34 million.

"The numbers are mind-boggling," said Jeffrey R. Zuckerman, an S.E.C. lawyer in New York.

Mr. Gulati, a 43-year-old native of New Delhi, pleaded guilty last month to defrauding fellow immigrants of at least $3.2 million. Federal prosecutors say that about 100 Indian and Pakistani investors, including Mr. Gupta, had bought his 12 percent promissory notes, which were not registered, insured or backed by collateral. In a classic Ponzi, or pyramid, scheme, Mr. Gulati continually used proceeds from new investors to pay interest to earlier investors. In such schemes, the pyramid usually collapses when the pool of new investors dries up, or when the swindler is caught.

'My Greedy Faith'

"He was of our kind, and he wouldn't cheat us, or so I thought," said Mr. Gupta, who lives in Sunnyside, Queens. "But I was a damn fool, and now my wife is cussing me. After 35 years of hard work in this country, we may have lost everything because of my greedy faith in Deepak Gulati."

Mr. Gulati did not return telephone calls to his office and home.

The original Ponzi artist, Carlo Ponzi, engineered one of the first truly ambitious affinity schemes of the 20th century. In the early 1920's in Boston, Mr. Ponzi targeted his fellow Italian immigrants, including his own family members, his parish priest and players at a local boccie court. Eventually reaching beyond Italian immigrants, Mr. Ponzi persuaded some 20,000 investors to give him about $10 million before his scheme collapsed and he was jailed. He died a 66-year-old pauper in Rio de Janeiro in 1949.

Confidence Games And New Arrivals

Forty-three years after Mr. Ponzi's death, a diverse group of schemers is following in his footsteps, preying on the trust of newcomers to the country.

Early last year, in the largest recent case, about 1,200 Eastern European immigrants, most of them Polish, lost $34 million in a Ponzi scheme in New York run by Eugene R. Karczewski, a prominent Polish businessman in Brooklyn, and his son, Eugene Jr., Federal prosecutors said. Last month, the father was sentenced to five years in prison and the son to three years. The Karczewskis, who claim they are now virtually broke, were also fined $15 million and ordered to pay back the immigrants they cheated. Many of them lost their life savings after falling for advertisements on Polish television programs that promised 14 percent interest on investments supposedly secured by mortgages.

"As the economy gets tighter, those on the margin, like immigrants, tend to be more susceptible to deals that are just too good to be true," said William R. McLucas, director of the S.E.C.'s enforcement division in Washington. "My sense is that there's been a definite increase in the volume of fraud based on religious, racial and ethnic identification."

Immigrants are particularly vulnerable because they are often uncomfortable with mainstream American banks and unaware of investment services, authorities said. And illegal immigrants are the most easily conned -- and the most likely to lose everything.

In Washington, D.C., Salvadoran immigrants, many of them illegal, lost more than $7 million by handing over their savings to the Latin Investment Corporation. Latin Investment promoted itself as a bank in the Spanish-language Yellow Pages, S.E.C. officials said. Salvadoran immigrants appreciated the ease of doing their banking in

Spanish, without having to supply Social Security numbers.

$2 Million Is Misappropriated

What they did not know was that their bank was neither licensed nor insured. They also did not know that the Salvadoran owner, Fernando Leonzo, and his associates had misappropriated $2 million to buy themselves houses in the suburbs and finance personal businesses, S.E.C. officials said.

Unlike the Salvadorans in Washington, the Indians who entrusted their money to Mr. Gulati were legal immigrants and, for the most part, professionals. But that did not make them more resistant to a con.

"We are a first-generation immigrant community, and people feel safer within the confines of the community," said John Perry, editor of News India, a weekly published in Manhattan. "Had a sales pitch similar to Gulati's come from an American native, we would have been more naturally suspicious."

Mr. Gulati appeared every other weekend on "Vision of Asia," a variety program on WNJU-TV, Channel 47, widely watched by Indian and Pakistani immigrants. With a master's degree in business administration from the University of Chicago, Mr. Gulati was the featured financial expert during a segment called "You and Your Money." Although Mr. Gulati paid for his time on the air, the segment was never identified as a commercial, investors said. Mr. Gulati did, however, ask viewers to call (800) DGULATI to make reservations for the free seminars he was holding at Indian restaurants in the metropolitan area.

"When it comes right into your living room, you tend to accept it as the truth," Mr. Gupta said. "I swear by God if I had not seen that guy every week on the TV -- if I had just received a letter in the mail -- I never would have trusted him."

Deepak Viswanath, the producer of "Vision of Asia" could not be reached for comment.

Feeling the Sting Of a Swindle

Even a business school professor in Manhattan fell for Mr. Gulati's pitch, investing $10,000 in the 12 percent notes.

"I usually approach things with a certain method," the professor said. "But because he was Indian -- it influenced me. It made me not think about things I'd usually think of, given my profession. Being swindled like this makes me feel rather stupid."

Like most investors who were interviewed, he spoke on the condition of anonymity.

In "Dear Client" letters, Mr. Gulati solicited investments, ranging from $5,000 to $100,000, in notes that were "fully secured, collateralized and guaranteed." In meetings, he told clients that $150 in "liquid assets" backed every $100 invested in the notes, and that every account was insured to $500,000 by the Securities Investor Protection

Corporation, an insurance program run by the securities industry. Those claims were false, S.E.C. officials said.

Mr. Gulati admitted to a former employee, Ravi Murarka, that there was no collateral. "Gulati gave me a lecture on greed, fear and how Wall Street 'really' works, and explained that 'everybody' on Wall Street steals," Mr. Murarka told investigators.

Using the Proceeds To Cover Mistakes

Mr. Gulati also told Mr. Murarka that he used proceeds from the notes to "finance his mistakes" in other business ventures. S.E.C. officials said that Mr. Gulati poured profits from the notes into a business he owned, Digitech International, which sells telephone voice scramblers, tie-clip microphones, and other spy equipment.

Mr. Gulati, who falsely told investors he had worked for Merrill Lynch, promised that investments would be returned after four months unless a rollover, or reinvestment, was requested, former employees said. But investments were usually automatically rolled over, the employees said. Few clients demanded their money back because they were receiving their interest payments. When clients did try to reclaim their principal investment, Mr. Gulati instructed his salesmen to pressure them to remain. If that failed, he ordered the salesmen to redouble their efforts to sell the 12 percent notes, the former employees said.

When the S.E.C. froze Gulati & Associates' assets in February, the company owed investors $1.9 million. It had $17,000 on deposit at Citibank.

Mr. Gulati's scheme also involved the fraudulent sale of $1.3 million in shares in a limited partnership called Telecommunications Security Associates, the S.E.C. said.

"I believe he was a very good con man, never really overdoing it, always very reassuring" said a pediatrician who lost $50,000. "Myself, I'm very badly burned. But I almost forgot my own troubles when I spoke to an elderly woman who lost her whole life savings and is very, very depressed."

Defrauded Investors Make Their Claims

Mr. Gulati, who lives on the Upper East Side, faces up to 5 years in prison when he is sentenced Oct. 14 in Federal District Court in Manhattan. He has already been ordered to repay $3.2 million and pay penalties of $5.7 million in a judgment won by the S.E.C.

The S.E.C. is trying to seize Digitech's inventory, estimated at about $800,000, to pay back defrauded investors. But the State Bank of India, which gave Mr. Gulati a $1 million line of credit starting in 1987, also claims the inventory as collateral. Mr. Gulati still owes the bank about $700,000, Federal prosecutors said. Prosecutors charged him with obtaining the credit by filing false documents, including lies about his net worth.

"He has definitely taken down some families," said Mr. Perry, the New India editor. "Others have lost the money for the college tuition of their children and the forthcoming marriages of their daughters."

Many investors believed that American regulatory agencies would be too vigilant to let something like this happen.

"In India, you certainly cannot do all these crook things, and still drive a Cadillac," Mr. Gupta said.

Mr. Gupta had intended to retire in India, where his $80,000, plus interest, would allow him to "live like a king."

Now he does not know what he will do. "I'm just out of luck," he said. "I don't have a pension. I don't even have life insurance."

Photo: "He was of our kind, and he wouldn't cheat us, or so I thought," said Satya Paul Gupta, of Sunnyside, Queens. He lost $80,000 when he turned it over to Deepak Gulati, a compatriot featured as a financial expert on a television show. (Nancy Siesel/The New York Times)

---- INDEX REFERENCES ----

NEWS SUBJECT: (Corporate Financial Data (1XO59); Legal (1LE33); Social Issues (1SO05); Technology Law (1TE30); Crime (1CR87); Funding Instruments (1FU41); Criminal Law (1CR79); Real Estate Investment Trusts (1RE39); Economics & Trade (1EC26))

INDUSTRY: (Broadcast TV Regulatory (1BR23); Financial Services (1FI37); Financial Services Regulatory (1FI03); TV (1TV19); Entertainment (1EN08); TV Regulatory (1TV84); Television Networks (1TE85); Broadcast TV (1BR25); Real Estate (1RE57))

REGION: (Southern Asia (1SO52); Central America (1CE62); North America (1NO39); Latin America (1LA15); Europe (1EU83); Indian Subcontinent (1IN32); New York (1NE72); El Salvador (1EL19); India (1IN24); Americas (1AM92); Asia (1AS61); District Of Columbia (1DI60); USA (1US73))

Language: EN

OTHER INDEXING: (FEDERAL DISTRICT COURT; GULATI ASSOCIATES; INDIANS; LATIN INVESTMENT; LATIN INVESTMENT CORP; MERRILL LYNCH; PHOTO; SALVADORANS; SECURITIES AND EXCHANGE COMMISSION; SECURITIES INVESTOR PROTECTION CORP; STATE BANK; TELECOMMUNICATIONS SECURITY ASSOCIATES; UNIVERSITY OF CHICAGO; YELLOW PAGES) (Carlo Ponzi; Con Artists; Deepak Gulati; Deepak Viswanath; Defrauded; Digitech; Ethnic Background; Eugene Jr.; Eugene R. Karczewski; Eventually; Fernando Leonzo; Forty; Gulati; Gupta; Jeffrey R. Zuckerman; John Perry; Karczewskis; Murarka; Nancy Siesel; Perry; Ponzi; Ravi Murarka; S.E.C; S.E.C. lawyer; Salvadoran; Satya; Satya Paul Gupta; Social Security; Swindle; Unbeknownst; William R. McLucas) (IMMIGRATION AND EMIGRATION; FRAUDS AND SWINDLING; MINORITIES (ETHNIC,

RACIAL, RELIGIOUS)) (UNITED STATES)

EDITION: Late Edition - Final

Word Count: 2221
8/25/92 NYT B1

END OF DOCUMENT

EXHIBIT G


A I M Distributors, Inc

June 17, 1993

Dear Selling Group Agreement Holder:

Please find enclosed new Selected Dealer and Shareholder Service agreements. These new agreements must be signed and returned by July 15, 1993 to continue transacting AIM Fund business.

The Selected Dealer Agreement changes are few, adding a suitability clause to the dealers' responsibilities to client and indemnification of AIM Distributors for the accuracy and timeliness of telephone transactions.

The Shareholder Service Agreement has undergone significant change to comply with new NASD regulations restricting service fees to 25 basis points and to accommodate a contingent deferred sales charge structure that delays payment of trailing commissions for the first year the CDSC shares are held. Most importantly dealers, ***NO QUARTERLY 12b1 PAYMENTS WILL BE PAID TO DEALERS WHO HAVE NOT SIGNED AND RETURNED THE ATTACHED NEW AGREEMENTS.***

Schedule A's to both agreements reflect that we have dropped the "C" designation from most of the former Cigna funds following a transfer agency consolidation. Those funds which continue to use a "C", do so to avoid confusion with similarly named funds in our fund family. Additionally, both agreements have incorporated the right to amend the agreement or the Schedule A at any time by simply mailing the immediately effective amendment to the address shown in your agreement.

Should you have questions, please feel free to call our offices toll-free at (800) 998-4246. Agreements should be returned to the attention of Patti Hefley at the mailing address below.

11 Greenway Plaza Suite 1919 Houston, Texas 77046-1173
Post Office Box 4333 Houston, Texas 77210-4333
Marketing and Sales Information (800) 998-4246
A member of the AIM Management Group



A I M Distributors, Inc.

September 20, 1995

Dear Selling Group Agreement Holder:

On June 17th of this year, you were mailed new Selected Dealer and Shareholder Service Agreements. We received some returned agreements with signatures, but no reference to a dealer, some with both Selected Dealer Agreements but no Shareholder Services Agreements or vice versa and then there are some of you from whom we have received no response.

BECAUSE NO QUARTERLY 12b1 PAYMENTS WILL BE PAID TO DEALERS WHO HAVE NOT SIGNED AND RETURNED NEW AGREEMENTS, *and because we want you to receive what you have earned, we are sending you another set of agreements.*

Please execute all four agreements. Return one copy of the Selected Dealer Agreement and one copy of the Shareholder Service Agreement to the attention of Patti Hefley. The other two copies are to be retained for your records.

11 Greenway Plaza Suite 1919 Houston, Texas 77046-1173
Post Office Box 4333 Houston, Texas 77210-4333
Marketing and Sales Information (800) 998-4246
A member of the AIM Management Group
Corporate Offices (800) 347-1919

EXHIBIT H

144-42 68th Avenue, Kew Garden Hills, N.Y. 11367

Staslower Agency



Fax

To:	Mr. Mike Cerno Dir. Retail Mkg.	From:	Marc Stashower
Fax:	NY 718-263-4048 [Click here and type fax number]	Pages:	1
Phone:	[Click here and type phone number]	Date:	4/30/02
Re:	FROM 1992 - ON 12B Fees owed to DTI Financial	CC:	[Click here and type name]

☑ Urgent ☐ For Review ☐ Please Comment ☒ Please Reply ☐ Please Recycle

Dear Mr. Cerno:

As the Director of Retail Marketing, and not the President of AIM Securities, I am sorry that I wasted your time with my problem...still no solution, as of this day,I....so I am submitting a letter that you can give to your legal department, as well, and I am going to get satisfaction that no more $ will go to your funds, from my people!

MEMO: TO ALL BROKERS

FROM: MARC STASHOWER

RE: NEW MONIES FOR THE A.I.M. FAMILY OF FUNDS – UPDATE!

I am enclosing a copy of the letter to all the brokers (450), that I sent you, dated 2/20/2002, and I will proceed to inform all the Brokers in my control, that you (The AIM Family of Funds, refuse to pay the fees that you owe DTI. They will not question any further, and if they do I will tell them your company didn't even bother to send us an answer in writing.

I personally hold over 1,000 shares in YOUR AIM FAMILY IRA's or brokerage accounts, and this makes me an "EXPERT"! I HAVE PUT MY MONEY WHERE MY MOUTH IS!

THANK YOU!

MARC STASHOWER FORMER SALESMAN OF AIM FAMILY OF FUNDS!

February 20th, 2002

Mr. Mike Cemo
President
A.I.M. Securities
11 Greenway Plaza, Suite 800
Houston, Texas 77046

Dear Mr. Cemo:

I am writing to you directly as I have been unable to resolve my commission payment issues with your staff despite years of discussion.

I am getting ready to turn this matter over to my attorneys and ask them to file grievence proceedings for amounts due plus triple damages and criminal charges against and AIM in general with the NASD and SEC next week, but thought I would send you a note directly to see if you can use your good offices to intercede and save both of us legal fees and aggravation.

I am the former Executive Vice President of DTI Financial, Inc. DTI signed on as a broker/dealer with you in 1987. Deepak Gulati was the President and for many years we educated the Physicians in our community and sold many types of financial investments to them before the stock market collapse in 1992.

One of the most decent investments we made was your "AIM Weingarten Fund" in which I also put my own money and continue to be one of your investors. We sold the "hell" out of it because we believed it was right for our investors and placed over $5 million with AIM.

In 1992, DTI got out of the retail brokerage business and the accounts have been assigned as per DTI's contract with AIM to Gary Victorson of Victorson Associates, part of Advanced Planning Securities, Inc. I work with Gary Victorson.

However, for unknown reasons AIM has refused to pay us our commission and 12(b) fees on the DTI accounts. When we did an audit in 1999 we found that AIM had not paid the fees and instead of transferring the accounts to Gary Victorson, had instead assigned all the accounts to AIM Distributors and kept the fees for themselves.

At that point in 1999, I contacted your staff and finally after two years of discussion and screaming, AIM admitted that they made a mistake and the DTI Financial accounts were finally assigned to Victorson last year. Since then we have been receiving our commissions and 12(b) fees on time.

However, despite repeated phone calls AIM still has not sent DTI and/or Victorson a check for the 12(b) fees and brokerage commissions for the period 1992 to 2001. Instead we get disingenuous attempts at evasion and promises to send a check after the matter is resolved. The amount due for back commissions and 12(b) fees for the last nine years which we have estimated to be $159,000 have still not been sent.

Among the people I have dealt with are Wayne 1-713-214-1339 and Jim Faraday at 1-800-3374245 x5437.

I live in America and in addition to my planned complaint to the NASD, I plan on sending by email a copy of this letter to the other 450 brokers I work with, as well as posting it on the Internet to let millions of Americans and other brokers know how AIM cheats the brokers who work hard for them.

How would you feel if you were a broker who worked from morning to night selling for commission and then a big corporation like AIM refused to pay you and kept the fees for itself?

I am sure you would be very angry and call your lawyers. That is where I am -- getting ready to call my lawyers. I am also going to tell them to investigate the possibility of filing criminal charges against all the people at AIM for Securities fraud, and sending all of you to jail for defrauding me out of my hard earned commission money.

In summary, I am tired of waiting for my brokerage fees. So kindly send Gary Victorson the money you owe. Otherwise I will see you at the NASD, SEC, and US attorney's office.

If you wish to discuss this with me, kindly call me at 1-718-263-1747. I have waited too long already!

Thank you,

Marc Stashower

CC: MIKE CEMO
IVY MCLEMORE
LESLIE SCHMIDT

5/3/2002
1-713-993-9890

Mr. Robert H. Graham
Chairman

Dear Mr. Graham:

I read your message in your Semiannual Report / Chairman's Letter!

I didn't wish to bother you with my problem, however, I was lied to by someone telling me that Mr. Cemo was President of AIM Securities, and I was never properly replied to by Ms. Schmitt!

I am very serious with my allegations about your company not paying 12B Fees! My next step is

LAWYERS! S.E.C! B-D'S & my Brokers!

Thank you!

Marie Stashower
1-917-864-5441 Cellphone

THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
DIVISION OF ARBITRATION

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**NASD Dispute**
v.	§	**Resolution Arbitration**
	§	**Case No. 04-02421**
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP INC.,	§	
	§	
Respondents.	§	

RESPONDENTS' REQUEST FOR ARBITRATORS WITH SUBJECT MATTER KNOWLEDGE

Pursuant to Rule 10308(b)(4)(B) of the NASD Code of Arbitration Procedure, Respondents A I M Distributors, Inc. and A I M Management Group Inc. (collectively "AIM"), submit this request that the Neutral List Selection System (NLSS) list of arbitrators generated for this arbitration include individuals with specific subject matter knowledge in the following areas:

CODE	RANK
Mutual Funds	1 (most desired)
Additional Code: Commissions	2
Additional Code: Breach of Contract	3
Additional Code: Compensation	4

This Request is submitted in lieu of the List of Issues form provided by the NASD in its initial package of material. Additionally, while this is not a traditional employer/employee matter (and AIM in no way asserts that DTI Financial, Inc. is its employee), AIM has requested arbitrators with subject matter knowledge of Additional Codes due to the certain claims made by DTI Financial, Inc. in this matter – specifically, claims for breach of contract and alleged failure to pay 12b-1 fees.

Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

By______________________________

David J. Levy
State Bar No. 12264850
Charles Jason Rother
State Bar No. 24013423
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
Telephone: 713.651.5101
Facsimile: 713.651.5246
Counsel for Respondents,
A I M Distributors, Inc. and
A I M Management Group Inc.

CERTIFICATE OF SERVICE

State of Texas §
§
County of Harris §

I, Charles Jason Rother, do hereby certify that on January 10, 2005, a true and correct copy of the Respondents' Request for Arbitrators With Subject Matter Knowledge was forwarded by certified mail to the following address:

Mr. Salar Ali Ahmed
Ali S. Ahmed P.C.
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Claimant's Attorney

____
Charles Jason Rother

Party(ies) Signature

[signature]

A I M Distributors, Inc.

Date: 1/07/2005

LC43A: SUBMISSION AGREEMENT
rc:06/02
CC:

Ali S. Ahmed, Esq., DTI Financial, Inc.
Ali S. Ahmed, P.C., Travis Tower, 1301 Travis Street, Suite 1200, Houston, TX 77002

RECIPIENTS:

Rebecca Starling-Klatt, Cheif Compl., A I M Distributors, Inc.
A I M Distributors, Inc., 11 Greenway Plaza Suite 100, Houston, TX 77046-1173

Party(ies) Signature

[signature]

A I M Distributors, Inc.

Date: 1/07/2005

LC43A: SUBMISSION AGREEMENT
rc:06/02
CC:

Ali S. Ahmed, Esq., DTI Financial, Inc.
Ali S. Ahmed, P.C., Travis Tower, 1301 Travis Street, Suite 1200, Houston, TX 77002

RECIPIENTS:

Rebecca Starling-Klatt, Cheif Compl., A I M Distributors, Inc.
A I M Distributors, Inc., 11 Greenway Plaza Suite 100, Houston, TX 77046-1173